Exhibit 12.2

            UAL Corporation and Subsidiary Companies

        Computation of Ratio of Earnings to Fixed Charges

            and Preferred Stock Dividend Requirements

                                              Three Months
                                                 Ended
                                                March 31

                                             1997     1996
                                             (In Millions)
                                             -------------
Earnings:
   Earnings before income taxes and
       extraordinary item                   $ 171    $  10
   Fixed charges, from below                  263      299
   Undistributed earnings of affiliates       (25)     (20)
   Interest capitalized                       (24)     (15)
                                            -----    -----
       Earnings                             $ 385    $ 274
                                            =====    =====

Fixed charges:

   Interest expense                         $  69    $  85
   Preferred stock dividend requirements       31       27
   Portion of rental expense
     representative of the interest factor    163      187
                                            -----    -----
   Fixed charges                            $ 263    $ 299
                                            =====    =====

Ratio of earnings to fixed charges           1.46     (a)
                                            =====    =====


--------------
(a) Earnings were inadequate to cover fixed charges by $25 million in the first quarter of 1996.